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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ALLOY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019855303

(CUSIP Number)

SRB Management, L.P.
Attn:  Steven R. Becker
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Kleinheinz Capital Partners, Inc.
Attn:  Andrew J. Rosell
301 Commerce Street
Suite 1900
Fort Worth, Texas, 76102
(817) 348-8100

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BD Media Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 678,537
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 678,537
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SRB Greenway Opportunity Fund, (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,369
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 264,369
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. SRB Greenway Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,214
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,214
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,635
	8	SHARED VOTING POWER 975,120
	9	SOLE DISPOSITIVE POWER 4,635
	10	SHARED DISPOSITIVE POWER 975,120
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 402,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 402,061
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 019855303
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John B. Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 2.	Identity and Background

Item 2 is amended and supplemented to add the following information for updating as of the date hereof:

After giving effect to the Group Termination Agreement described in Item 6 hereof, (i) the Kleinheinz Reporting Persons and the Greenway Reporting Persons shall have terminated their obligations under that certain Joint Filing Agreement entered into by and among the Greenway Reporting Persons and the Kleinheinz Reporting Persons as of December 17, 2009, (ii) the Kleinheinz Reporting Persons and the Greenway Reporting Persons shall no longer be members of the Section 13(d) group and (iii) the Kleinheinz Reporting Persons shall cease to be Reporting Persons immediately following the filing of this Amendment to the Schedule 13D.

The Greenway Reporting Persons shall continue filing as a group (as among themselves) the statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On April 15, 2010, the Issuer entered into an agreement (the “Greenway Agreement”) with the Greenway Reporting Persons that will avoid a proxy contest for the election of directors at the Issuer’s 2010 annual meeting of stockholders (the “2010 Annual Meeting”).

The following is a brief description of the terms of the Greenway Agreement, which description is qualified in its entirety by reference to the full text of the Greenway Agreement, which is attached as Exhibit 2 hereto and incorporated by reference herein.

Under the terms of the Greenway Agreement, (a) BD Media has agreed to withdraw its letter to the Secretary of the Issuer dated March 17, 2010, giving notice of the intention of BD Media to nominate persons for election as directors at the 2010 Annual Meeting, (b) the Issuer has agreed, on or before April 23, 2010, (i) to increase the size of the Board by one director, to a total of nine directors, (ii) to elect Mr. Drapkin as a director of the Board to serve as a member of the class of directors scheduled to be next elected at the Issuer’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”), (iii) to appoint Mr. Drapkin to both the Compensation Committee and the Corporate Governance and Nominating Committee of the Board and (iv) to revise the powers of the Administrative Committee of the Board to limit the Administrative Committee’s power to authorize acquisitions to acquisitions which either individually or combined do not exceed $1 million in purchase price during any fiscal quarter of the Issuer and (c) the Greenway Reporting Persons have agreed to vote or cause to be voted the shares of Common Stock beneficially owned by the Greenway Reporting Persons, as of the record date for the 2010 Annual Meeting or the Issuer’s 2011 annual meeting of stockholders (the “2011 Annual Meeting”), in favor of the Issuer’s nominees for director at the 2010 Annual Meeting and the 2011 Annual Meeting, respectively, and to abide by certain standstill provisions until the 2012 Annual Meeting (or such earlier date upon the occurrence of certain conditions, as described in the Greenway Agreement).

Furthermore, under the terms of the Greenway Agreement, during the one year period following the 2010 Annual Meeting, the Issuer and the Greenway Reporting Persons have agreed that the Issuer and Mr. Drapkin shall identify a mutually acceptable, qualified, independent and experienced executive with a strong media background (the “Additional Director”) to be elected by the Board as a tenth member of the Board, as a member of the class of directors scheduled to be next elected at the 2012 Annual Meeting, and in connection therewith, the Board shall adopt a resolution to increase the size of the Board by one director, to a total of ten directors.  In the event that such Additional Director resigns prior to the 2012 Annual Meeting, the Issuer and Mr. Drapkin shall identify a replacement candidate for election to such vacant seat.

Under the terms of the Greenway Agreement, the Issuer has also agreed that prior to the 2012 Annual Meeting, the Board shall only be increased in connection with the appointment of Mr. Drapkin and the Additional Director.

On April 15, 2010, the Issuer entered into an agreement (the “Kleinheinz Agreement”) with the Kleinheinz Reporting Persons that will avoid a proxy contest for the election of directors at the 2010 Annual Meeting.

The following is a brief description of the terms of the Kleinheinz Agreement, which description is qualified in its entirety by reference to the full text of the Kleinheinz Agreement which is attached as Exhibit 3 hereto and incorporated by reference herein.

Under the terms of the Kleinheinz Agreement, (a) the Issuer has agreed, on or before April 23, 2010, (i) to increase the size of the Board by one director, to a total of nine directors, (ii) to elect Mr. Drapkin as a director of the Board to serve as a member of the class of directors scheduled to be next elected at the 2012 Annual Meeting and (iii) to revise the powers of the Administrative Committee of the Board to limit the Administrative Committee’s power to authorize acquisitions to acquisitions which either individually or combined do not exceed $1 million in purchase price during any fiscal quarter of the Issuer and (b) the Kleinheinz Reporting Persons have agreed to vote or cause to be voted the shares of Common Stock beneficially owned by the Kleinheinz Reporting Persons, as of the record date for the 2010 Annual Meeting or 2011 Annual Meeting, in favor of the Issuer’s nominees for director at the 2010 Annual Meeting and the 2011 Annual Meeting, respectively, and to abide by certain standstill provisions until the 2012 Annual Meeting (or such earlier date upon the occurrence of certain conditions, as described in the Kleinheinz Agreement).

Furthermore, under the terms of the Kleinheinz Agreement, during the one year period following the 2010 Annual Meeting, the Issuer and the Kleinheinz Reporting Persons have agreed that the Issuer and Mr. Drapkin shall identify the Additional Director to be elected by the Board as a tenth member of the Board, as a member of the class of directors scheduled to be next elected at the 2012 Annual Meeting, and in connection therewith, the Board shall adopt a resolution to increase the size of the Board by one director, to a total of ten directors.  In the event that such Additional Director resigns prior to the 2012 Annual Meeting, the Issuer and Mr. Drapkin shall identify a replacement candidate for election to such vacant seat.

Under the terms of the Kleinheinz Agreement, the Issuer has also agreed that prior to the 2012 Annual Meeting, the Board shall only be increased in connection with the appointment of Mr. Drapkin and the Additional Director.

On April 15, 2010, in accordance with the Greenway Agreement and the Kleinheinz Agreement, Mr. Drapkin was appointed to the Board, to serve until the 2012 Annual Meeting.  Mr. Drapkin was also named to serve as a member of both the Compensation Committee and the Corporate Governance and Nominating Committee.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) through (e) of Item 5 are amended and restated in their entirety as follows:

As of the date hereof, after giving effect to the Group Termination Agreement, the Greenway Reporting Persons may be deemed to own an aggregate of 979,755 shares of Common Stock (the “Greenway Shares”), and the Kleinheinz Reporting Persons may be deemed to own an aggregate of 402,061 shares of Common Stock (the “Global Master Shares”).  Based upon a total of 12,611,548 outstanding shares of Common Stock, as reported in the Issuer’s annual report on Form 10-K for the year ending January 31, 2010, the Greenway Shares represent approximately 7.769% of the outstanding shares of Common Stock, and the Global Master Shares represent approximately 3.188% of the outstanding shares of Common Stock.

1.  The Greenway Reporting Persons.

(a), (b) BD Media beneficially owns 678,537 shares of Common Stock (the “BD Media Shares”), which represent approximately 5.380% of the outstanding shares of Common Stock.

Greenway Opportunity QP owns 264,369 shares of Common Stock (the “Greenway Opportunity QP Shares”), which represent approximately 2.096% of the outstanding shares of Common Stock.

Greenway Opportunity, L.P. owns 32,214 shares of Common Stock (the “Greenway Opportunity, L.P. Shares”), which represent approximately 0.255% of the outstanding shares of Common Stock.

The BD Media Shares, Greenway Opportunity QP Shares and Greenway Opportunity, L.P. Shares are collectively referred to herein as the "Greenway Funds Shares".

BD Media has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Media Shares.  BD Media disclaims beneficial ownership of the Greenway Opportunity QP Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity QP Shares.  Greenway Opportunity QP disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity, L.P. Shares.

Greenway Opportunity, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Greenway Opportunity, L.P. Shares.  Greenway Opportunity, L.P. disclaims beneficial ownership of the BD Media Shares and the Greenway Opportunity QP Shares.

As general partner of the Greenway Funds, SRB Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Greenway Funds Shares.  SRB Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Greenway Funds Shares.

As general partner of SRB Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by SRB Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by SRB Management.

Mr. Drapkin has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 4,635 shares of Common Stock (the “Drapkin Shares”), which represent 0.037% of the outstanding shares of Common Stock and consist of restricted stock granted by the Issuer to Mr. Drapkin as a director of the Issuer, pursuant to the Issuer’s Amended and Restated 2007 Employee, Director and Consultant Stock Incentive Plan (the “Stock Incentive Plan”).  Each Reporting Person, other than Mr. Drapkin, disclaims beneficial ownership of the Drapkin Shares.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker does not own any shares of Common Stock directly; Mr. Drapkin owns solely the Drapkin Shares directly; and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.  Furthermore, Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin, and Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.

 (c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for transactions by the Reporting Persons in shares of Common Stock since the last amendment of this Schedule 13D, all of which were brokered transactions, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
BD Media	3/18/2010	2,100	7.9269
BD Media	3/19/2010	6,500	7.9475

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On April 16, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On April 15, 2010, the Issuer and the Greenway Reporting Persons entered into the Greenway Agreement, the terms of which are described in Item 4 of this Schedule 13D.  A copy of the Greenway Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

On April 15, 2010, the Issuer and the Kleinheinz Reporting Persons entered into the Kleinheinz Agreement, the terms of which are described in Item 4 of this Schedule 13D.  A copy of the Kleinheinz Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

On April 15, 2010, the Issuer and Mr. Drapkin entered into the Restricted Stock Agreement, the terms of which are described in Item 5 of this Schedule 13D.  A copy of the Restricted Stock Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

On April 15, 2010, Mr. Drapkin received 1,250 options to purchase Common Stock (the “Drapkin Options”) granted by the Issuer to Mr. Drapkin as a director of the Issuer and pursuant to the Stock Incentive Plan and a Stock Option Grant Notice dated April 15, 2010, sent to Mr. Drapkin by the Issuer (the “Option Notice”).  Pursuant to the terms of the Option Notice, the Drapkin Options (i) are exercisable for an exercise price of $8.63 per share, (ii) will expire on April 15, 2020, (or earlier as described in the Option Notice), and (iii) are subject to vesting with 312 options vesting on April 15, 2011, and April 15, 2012, and 313 options vesting on April 15, 2013, and April 15, 2014.  The foregoing description is qualified in its entirety by reference to the full text of the Option Notice, which is attached as Exhibit 5 hereto and incorporated by reference herein.

On April 16, 2010, the Greenway Reporting Persons and the Kleinheinz Reporting Persons entered into a Group Termination Agreement (the “Group Termination Agreement”) pursuant to which the Greenway Reporting Persons and the Kleinheinz Reporting Persons (i) terminated their status as a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to the Common Stock and (ii) terminated as of April 16, 2010, that certain Joint Filing Agreement entered into by and among the Greenway Reporting Persons and the Kleinheinz Reporting Persons dated December 17, 2009.  A copy of the Group Termination Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated April 16, 2010, by and among SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Kleinheinz Capital Partners, Inc.; Kleinheinz Capital Partners LDC; Global Undervalued Securities Fund, L.P.; Global Undervalued Securities Fund (QP), L.P.; Global Undervalued Securities Fund, Ltd.; Global Undervalued Securities Master Fund, L.P.; and John B. Kleinheinz.

Exhibit 2
Agreement, dated April 15, 2010, by and among Alloy, Inc.;  SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 3
Agreement, dated April 15, 2010, by and among Alloy, Inc.; Kleinheinz Capital Partners, Inc.; Kleinheinz Capital Partners LDC; Global Undervalued Securities Fund, L.P.; Global Undervalued Securities Fund (QP), L.P.; Global Undervalued Securities Fund, Ltd.; Global Undervalued Securities Master Fund, L.P.; and John B. Kleinheinz.

Exhibit 4	Restricted Stock Agreement dated April 15, 2010, by and between Alloy, Inc. and Matthew A. Drapkin.

Exhibit 5	Stock Option Grant Notice dated April 15, 2010, sent by Alloy, Inc. to Matthew A. Drapkin.

Exhibit 7
Group Termination Agreement, dated April 16, 2010, by and among SRB Management, L.P.; BD Media Investors LP; SRB Greenway Opportunity Fund, (QP), L.P.; SRB Greenway Opportunity Fund, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; Kleinheinz Capital Partners, Inc.; Kleinheinz Capital Partners LDC; Global Undervalued Securities Fund, L.P.; Global Undervalued Securities Fund (QP), L.P.; Global Undervalued Securities Fund, Ltd.; Global Undervalued Securities Master Fund, L.P.; and John B. Kleinheinz.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           April 16, 2010

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BD MEDIA INVESTORS LP

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
Name: Richard J. Birns
Title: Attorney-in-Fact

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: Managing Director

GLOBAL UNDERVALUED SECURITIES FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P.

By:	Kleinheinz Capital Partners, Inc., its investment manager

	By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

GLOBAL UNDERVALUED SECURITIES FUND LTD.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: Director

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Global Undervalued Securities, L.P., its general partner:

	By:	Kleinheinz Capital Partners, Inc., its investment manager

		By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

JOHN B. KLEINHEINZ

By:	/s/ John B. Kleinheinz